Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Biodesix, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09075X108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075X108	Schedule 13G	Page 1 of 6

1	Names of Reporting Persons IND Funding LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,190,427
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,190,427

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,190,427
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person OO

CUSIP No. 09075X108	Schedule 13G	Page 2 of 6

1	Names of Reporting Persons Life Sciences Alternative Funding LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,190,427
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,190,427

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,190,427
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.2%
12	Type of Reporting Person OO

CUSIP No. 09075X108	Schedule 13G	Page 3 of 6

ITEM 1.	(a) Name of Issuer:

Biodesix, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of IND Funding LLC and Life Sciences Alternative Funding LLC (each a “Reporting Person,” and together the “Reporting Persons”).

(b) Address or Principal Business Office:

The business address of each of the Reporting Persons is 131 Cushman Road, Scarsdale, NY 10583.

(c) Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e) CUSIP Number:

09075X108

ITEM 3.

Not applicable.

CUSIP No. 09075X108	Schedule 13G	Page 4 of 6

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2020 and the date hereof, based upon 26,861,021 shares of Common Stock outstanding as of May 7, 2021, as disclosed in the quarterly report on Form 10-Q as filed by the Issuer with the Securities and Exchange Commission on May 11, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
IND Funding LLC	2,190,427	8.2%	0	2,190,427	0	2,190,427
Life Sciences Alternative Funding LLC	2,190,427	8.2%	0	2,190,427	0	2,190,427

The shares reported herein consists of (a) 1,896,374 shares of Common Stock held by IND Funding LLC and (b) 294,053 shares of Common Stock held by Life Sciences Alternative Funding LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 09075X108	Schedule 13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2021

IND Funding LLC

By:	/s/ Stephen J. DeNelsky
Name:	Stephen J. DeNelsky
Title:	Managing Member

Life Sciences Alternative Funding LLC

By:	/s/ Stephen J. DeNelsky
Name:	Stephen J. DeNelsky
Title:	President

CUSIP No. 09075X108	Schedule 13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.